January 13, 2010

Eric Atallah, Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0306

VIA FACSIMILE [703-813-6985] and U.S. Certified Mail

Re: Utah Medical Products, Inc.
Form 10-K for the year ended December 31, 2008
File No. 001-12575

Dear Mr. Atallah:

Thank you for your review of Utah Medical Products, Inc.’s (UTMD’s) recent SEC Form 10-K filing.  This is UTMD’s requested response to the SEC comments, which will also be filed on EDGAR as private correspondence with the SEC.  I have incorporated the SEC comments received December 18, 2009 in italics followed by UTMD’s responses.

Form 10-K for the year ended December 31, 2008

Business, page 1

1.
We note from your disclosure in the first full paragraph on page 17 that you appear to have recently lost significant sales of IUPCs and VADs to a competitor.  However, it does not appear you have provided in the business section a complete discussion of the competitive conditions in your industry required by Item 101(b)(x) of Regulation S-K.  Please provide such disclosure in future filings.

UTMD Response to Item 1:

UTMD will ensure that future filings include in the business section a discussion of competitive conditions in its industry as required by Item 101(c)(1)(x) of Regulation S-K.

ITEM 1A Risk Factors,  page 11

2.
We refer to your brief risk factor disclosure.  In future filings, please provide your risk factors in the format required by Item 503(c) of Regulation S-K including setting out each risk factor under a separate subcaption that adequately describes the risk.  You should also expand your disclosure to more clearly describe how the risk affects you and avoid discussing risks that could apply to any issuer.

UTMD Response to Item 2:

UTMD will ensure that future filings include adequate disclosure of risk factors in the format required by Item 503(c) of Regulation S-K including descriptions of how those risks affect the Registrant.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

3.
It is unclear where you have provided an overview section of MD&A.  The overview in this section should be a balanced, executive- level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluation the company’s financial condition and operating results.  Discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused, and the actions they are taking in response to them.  For further guidance on the content and purpose of the “Overview,” see Commission Guidance Regarding Managements Discussion and Analysis of Financial Condition and results of Operations Interpretive Release No. 33-8350 (December 19, 2003) on our website.  In future filings, please provide such a discussion.

UTMD Response to Item 3:

UTMD will ensure that future filings include required MD&A overview disclosure.

Gross Profit, page 18

4.
We note that your gross margin was affected by a product recall in 2008.  Please tell us and revise future filings, as necessary to describe the nature and extent of your warranty obligations and your methodology for estimating your warranty obligation.  In light of your recent product recall, please explain to us why no warranty accrual was required as December 31, 2008.

UTMD Response to Item 4:

UTMD’s warranty:

“UTMD warrants its products to conform in all material respects to all published product specifications in effect on the date of shipment, and to be free from defects in material and workmanship for a period of thirty (30) days for supplies, or twenty-four (24) months for equipment, from date of shipment.  During the warranty period UTMD shall, at its option, replace any products shown to UTMD's reasonable satisfaction to be defective at no expense to the Purchaser or refund the purchase price.”

UTMD will ensure that future filings include the nature and extent of its warranty obligations and the methodology it uses for estimating its warranty obligations.   UTMD believed that no warranty accrual was necessary at December 31, 2008 based on its analysis of historical warranty claims and its estimate that existing warranty obligations at 12/31/08 were immaterial.

Note 8   Income Taxes, page 39

5.
Please revise future filings to include disclosure of the components of income(loss) before income tax expense (benefit) as either domestic or foreign as required by Rule 4-08(h)(1)(i) of Regulation SX.

UTMD Response to Item 5:

UTMD will ensure that future filings disclose the components of income (loss) before income tax expense (benefit) as either domestic or foreign as required by Rule 4-08(h)(1)(i) of Regulation S-X.

Note 9  Options, page 40
6.
We note that you utilize the Black Scholes option pricing model to determine the fair value of your stock options.  Please tell us and revise future filings to explain how you determined the assumptions utilized in the model including the volatility, risk free interest rate, expected life, etc.  Refer to the guidance in 718-10-50-2 of the FASB Accounting Standard Codification.

UTMD Response to Item 6:

All UTMD options vest over a four-year service period.  UTMD estimated volatility based on its historical volatility over recent periods of time and trends in that volatility, giving weight to more recent periods.  Risk free interest rates were estimated based on actual U.S. Treasury Securities Interest rates as reported by the Federal Reserve Bank for periods of time equivalent to the holding periods estimated for the options on the dates the options were granted.  Expected term of options were estimated based on historical holding periods for similar options previously granted by UTMD to employees and directors.  Expected dividend amounts were estimated based on the actual cash dividend rate at the time the options were granted and an estimate of future dividends based on past dividend rate changes as well as management’s expectations of future dividend rates over the expected holding period of the options.  UTMD will ensure that future filings include explanations of how UTMD determined the variables used in determining fair value of stock options.

Note 14 – Fair Value Financial Instruments, page 41
7.
We note your disclosure that none of your financial instruments are held for trading purposes, except for investments.  Given that your disclosures in Notes 1 and 4 indicate that your investments are classified as available for sale, your current disclosure in this note may be confusing to investors.  Please revise future filings accordingly.

UTMD Response to Item 7:

In future filings UTMD will note that none of its financial instruments are held for trading purposes.

Signatures, page 48
8.
Please tell us how you believe the signatures comply with the requirements of Form 10-K.  For example, we note you have not included the signatures of your principal executive officer and principal financial officer below the second paragraph of text on the signature page as required by the language in General Instruction D(2)(a) to Form 10-K.  Please tell us how your signature will appear in future filings.

UTMD Response to Item 8:
UTMD will include the additional titles of Chief Executive Officer to Kevin Cornwell’s signature and Principal Financial Officer to Paul Richins’ signature below the second paragraph of text on the signature page of future Form 10-K filings.

Exhibits 15 and 16
9.
We note that you have added the word “known” in paragraphs 5(a) and 5(b) of each of the certifications signed by your chief executive officer and principal financial officer that were filed as exhibits to your annual report of Form 10-K for the year ended December 31, 2008. As noted in the March 4, 2005 Staff alert entitled Annual Report Reminders, the staff of the Division of Corporation Finance reminded issuers that the certifications required under Exhibit Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K.  This document is available on our web site at http://www.sec.gov/divisions/corpfin/cfalerts/efalert030405.htm. Accordingly, please file an amendment to your annual report on Form 10-K that includes the entire periodic report and new corrected certifications.

UTMD Response to Item 9:
Amendment A to UTMD’s Form 10-K for December 31, 2008 was filed on January 13, 2010.  Exhibits 15 and 16 to that report were in the exact form set forth in Item 601(b)(31) of Regulation S-K.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

UTMD Response:  UTMD understands that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Response:  UTMD understands that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  This last statement is somewhat confusing, as UTMD clearly relies on SEC staff comments to represent what it needs to do to satisfy SEC disclosure requirements.  Consistent with prior UTMD responses to SEC comments, UTMD is unwilling to acknowledge this last statement, as we believe it may also represent a violation of UTMD’s Constitutional rights.

Very respectfully, UTMD believes that the third bullet point acknowledgement may be a violation of its rights to due process under the U.S. Constitution.  If you disagree, please identify what law or regulation requires UTMD to acknowledge it cannot use SEC comments as a defense in any proceeding initiated by the Commission.

This issue of not acknowledging your third bullet point is hopefully moot, assuming that SEC concludes UTMD is substantially in compliance with applicable SEC regulations. If SEC concludes otherwise, please provide further comments so that we can make the necessary corrections to our public disclosures to get into compliance before you consider consuming dear taxpayer funds going to court.

Please understand that the purpose of our response is to fully comply with all applicable U.S. laws and regulations. We look forward to continuing to work with the SEC in these respects.  Please feel free to contact me directly at the numbers listed at the end of this letter.

Thank you for your review of the referenced disclosures.  I hope that the above responses are complete and to the satisfaction of the SEC.  If not, please give us the opportunity to augment the responses as needed.

Sincerely,

/s/ Paul O. Richins
Paul O. Richins
Principal Financial Officer

Direct tele no. (801) 569-4200

Fax no. (801) 566-7305